Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.

SUPPLEMENT NO. 6 DATED JANUARY 25, 2011
TO THE PROSPECTUS DATED JULY 9, 2010

This document supplements, and should be read in conjunction with, our prospectus dated July 9, 2010, as supplemented by Supplement No. 4 dated December 10, 2010 and Supplement No. 5 dated December 29, 2010, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 6 shall have the same meanings set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering;

•	our affiliate’s agreement with an affiliate of Crossroads Capital Group, LLC; and

•	the commencement of our offering in Tennessee.

Status of Our Public Offering

We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of January 21, 2011, we had received and accepted investors’ subscriptions for and issued 544,787 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $5,410,103. As of January 21, 2011, we had raised approximately $11,254,000 in gross offering proceeds in both our private and public offerings.

As of January 21, 2011, approximately 149,455,213 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2012, unless extended, or the date on which the maximum amount has been sold.

Our Affiliate’s Agreement with an Affiliate of Crossroads Capital Group, LLC

On January 5, 2011, our sponsor’s parent, Steadfast REIT Holdings, LLC, or Steadfast Holdings, entered into an agreement with an affiliate of Crossroads Capital Group, LLC, or Crossroads Capital Group, as described further below. Crossroads Capital Group is controlled by Gregory P. Brakovich. Crossroads Capital Group was formed in 2009 to provide, among other things, investment and advisory services for public, non-listed REITs. The senior management of Crossroads Capital Group has extensive experience in the financial services business, including extensive experience with public, non-listed REITs.

Crossroads Capital Advisors, LLC, an affiliate of Crossroads Capital Group, purchased a minority equity interest in our sponsor and was admitted as a member of our sponsor. Under the terms of the Amended and Restated Limited Liability Agreement of Steadfast REIT Investments, LLC, which we refer to as the “Sponsor LLC Agreement,” Crossroads Capital Advisors will provide certain specified services to us on behalf of our advisor, including, without limitation, establishing operational and administrative processes for us, engaging and negotiating with vendors; providing recommendations and advice for the development of marketing materials and ongoing communications with investors; assisting in public relations activities and the administration of our distribution reinvestment plan and redemption plan; and providing advice as to our real estate portfolio and property operations. Our sponsor is the sole owner of the outstanding membership interests of our advisor. Under the terms of the Sponsor LLC Agreement, our sponsor will continue to be managed by Steadfast Holdings.

Commencement of Offering in Tennessee

As of January 21, 2011, we had satisfied the $10 million minimum offering requirement for the State of Tennessee through the sale of shares in our private and public offerings. As a result, our public offering of shares of common stock is now available to residents of Tennessee.